Filed by California BanCorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: California BanCorp

Commission File No.: 001-39242

Together We’re Building an

Unrivaled Bank

Hello team -

We previously committed to sending interim communications when there is important information to share. With that in mind, we want to share a key milestone from the Marketing and Branding team this week.

Marketing and Branding: The name for our combined bank has been decided! We know that this has been of interest to team members throughout both organizations. The deliberation process involved exploring available name options (including research into existing FDIC and OCC registered financial institutions), with the objective to select a name that would:

➣	Represent the combined bank’s expanded geographic presence

➣	Convey the bank’s continued focus on serving the commercial banking market

We are happy to announce that the go forward name will be a familiar one:

California Bank of Commerce, N.A.

Over the next few months, the team will be moving forward with creating refreshed branding assets and iconography.

Note: The holding company name will change to California BanCorp, subject to BCAL shareholder approval, which will be a separate proposal at the shareholder meeting where the vote to approve the merger will be held. The ticker symbol will be determined at a future date in coordination with NASDAQ.

The Integration Team remains hard at work and we will keep you apprised of all additional updates. In the meantime, if you have questions, we encourage all team members to speak with your supervisors.

FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including but not limited to certain plans, expectations, projections and statements about the benefits of the proposed merger (the “Merger”) of Southern California Bancorp (“SCB”) and California BanCorp (“CBC”), the timing of completion of the Merger, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by the Private Securities Litigation Reform Act of 1995.

Factors that could cause or contribute to results differing from those in or implied in the forward-looking statements include but are not limited to the occurrence of any event, change or other circumstances that could give rise to the right of SCB or CBC to terminate their agreement with respect to the Merger; the outcome of any legal proceedings that may be instituted against SCB or CBC; delays in completing the Merger; the failure to obtain necessary regulatory approvals (and the risk that such approvals impose conditions that could adversely affect the combined company or the expected benefits of the Merger); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the Merger on a timely basis or at all; the ability to complete the Merger and integration of SCB and CBC successfully; costs being greater than anticipated; cost savings being less than anticipated; changes in economic conditions; the risk that the Merger disrupts the business of SCB, CBC or both; difficulties in retaining senior management, employees or customers; the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; and other factors that may affect the future results of SCB and CBC. Additional factors that could cause results to differ materially from those described above can be found in SCB’s amended Registration Statement on Form 10 filed on April 24, 2023, which is on file with the Securities and Exchange Commission (the “SEC”) and is available in the “Investor Relations” section of SCB’s website, www.banksocal.com, in CBC’s Annual Report on Form 10-K for the year ended December 31, 2022 which is on file with the SEC and is available in the “Investor Relations” section of CBC’s website, www.californiabankofcommerce.com, and in other documents that SCB and CBC file with the SEC. Investors may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither SCB nor CBC assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Merger, SCB will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of SCB and CBC and a prospectus of SCB, as well as other relevant documents concerning the proposed transaction. Certain matters in respect of the Merger will be submitted to SCB’s and CBC’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about SCB and CBC, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, in the “Investor Relations” section of SCB’s website at www.banksocal.com (for SCB’s filings) and in the “Investor Relations” section of CBC’s website, www.californiabankofcommerce.com (for CBC’s filings).

PARTICIPANTS IN THE SOLICITATION

SCB, CBC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SCB and CBC in connection with the Merger. Information regarding SCB’s directors and executive officers and their ownership of SCB common stock is available in SCB’s definitive proxy statement for its 2023 annual meeting of shareholders filed with the SEC on June 13, 2023 and other documents filed by SCB with the SEC. Information regarding CBC’s directors and executive officers and their ownership of CBC common stock is available in CBC’s definitive proxy statement for its 2023 annual meeting of shareholders filed with the SEC on April 20, 2023 and other documents filed by CBC with the SEC. Other information regarding the participants in the proxy solicitation and their ownership of common stock will be contained in the joint proxy statement/prospectus relating to the Merger. Free copies of these documents may be obtained as described in the preceding paragraph.